UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2025

Commission File Number: 001-36619

Affimed N.V.

Gottlieb-Daimler-Straße 2

68165 Mannheim,

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

☒ Form 20-F   ☐ Form 40-F

AFFIMED N.V.

As previously reported, Affimed N.V. (the “Company”), has been engaged in discussions with potential investors and partners with respect to potential strategic transactions to raise additional capital. Despite its continuous and ongoing fundraising efforts, the Company has not been able to raise sufficient additional funds to continue the operations of the Company and its controlled (and wholly owned) subsidiaries Affimed GmbH and Affimed Inc. (collectively, the “Subsidiaries”). Further, based on currently available information, the Company’s liquidity condition raises substantial doubt about the Company’s ability to continue as a going concern.

As a consequence, the members of the management board of the Company have determined in respect of the Company and the managing directors of Affimed GmbH have determined in respect of Affimed GmbH that the companies are overindebted (Überschuldung). The management of the Company and the management of Affimed GmbH have determined with regards to the respective company that they must file for insolvency under German law.

Following such determination, on May 13, 2025, the members the management board of the Company filed for the opening of ordinary insolvency proceedings over the assets of the Company and the managing directors of Affimed GmbH filed for the opening of ordinary insolvency proceedings over the assets of Affimed GmbH (the “Insolvency Filings”) with the local court of Mannheim in Germany (the “Court”). With a view to finding solutions for the continued existence of the Company and Subsidiaries, the Company expects to continue discussions with potential investors and partners with respect to potential strategic transactions in coordination with key parties involved in the insolvency proceedings.

Subject to certain limited exceptions, the Company will lose control of Affimed GmbH during the pendency of the insolvency. As part of preliminary insolvency proceedings, the Court is expected to appoint preliminary insolvency administrators for each of the Company’s insolvency proceedings and Affimed GmbH’s insolvency proceedings. Each preliminary insolvency administrator will continue the respective business as much as possible, examine the available assets and evaluate whether the respective company actually is insolvent and has sufficient assets to cover the costs of the proceedings. The Court may then resolve to open formal insolvency proceedings with respect to the Company and Affimed GmbH, in which an insolvency administrator would be appointed to administer the respective company’s assets and facilitate the settlement of the respective company’s creditors in accordance with applicable German insolvency law. There can be no assurance as to the outcome of any preliminary or formal insolvency proceedings with respect to the Company or Affimed GmbH or as to whether the companies will emerge from insolvency as a going concern.

The Company’s and Affimed GmbH’s liquidity, financial condition and results of operations may be materially adversely affected by the Insolvency Filings, including since such filing and resulting preliminary and formal insolvency proceedings will constitute a default under Affimed GmbH’s debt instrument to which the Company is the guarantor and may constitute a default under their other agreements that contain cross-default provisions. The Insolvency Filing in respect of the Company and resulting preliminary and formal insolvency proceedings may also result in the Company’s common shares being suspended from trading on The Nasdaq Global Market (“Nasdaq”) and subsequent delisting from Nasdaq. Following such trading suspension and delisting, the Company’s common shares may commence trading over-the-counter (“OTC”). The OTC market is significantly more limited than Nasdaq and would likely result in limited liquidity, higher bid/ask spreads and volatility in the trading price of the Company’s common shares. There can be no assurance that the Company’s common shares will commence trading or continue to trade on the OTC market, whether broker-dealers would provide public quotes of the Company’s common shares on the OTC market or whether the trading volume of the Company’s common shares on the OTC market would be sufficient to provide for an efficient trading market.

On May 13, 2025, the Company issued a press release discussing the Insolvency Filings. A copy of the press release is attached as Exhibit 99.1 to this Form 6-K and is incorporated by reference herein.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements include, among other things, statements regarding the Company’s and Affimed GmbH’s liquidity condition and their ability to continue as a going concern, the insolvency proceedings and the listing or trading of the Company’s common shares. Actual results may differ materially from the results anticipated by the Company’s forward-looking statements due to certain risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s filings with the Securities and Exchange Commission. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and the Company assumes no obligation to update these forward-looking statements, even if new information becomes available in the future.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Affimed N.V. Press Release dated May 13, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AFFIMED N.V.

Date: May 13, 2025	By:	/s/ Shawn Leland
Name: Shawn Leland
Title: Chief Executive Officer